Exhibit 99.5

NICE Recognizes CX AI Leadership, Unveiling CX Excellence Award Winners at
Interactions 2023

Winners delivered excellence for their brand, employees and customers by adopting groundbreaking digital, AI and cloud technologies and demonstrating impressive business impact

Hoboken, N.J., June 7, 2023, NICE (Nasdaq: NICE) today announced the winners of its CX Excellence Awards 2023. The winning organizations were recognized for driving next-gen CX. The XX award winners across 6 categories were honored at Interactions 2023, the industry’s largest CX event, highlighting the power of Enlighten, the trusted AI for business, and NICE’s cloud-native CXone platform, to create exceptional digital CX. These winners are responding to core consumer-driven CX demands, going beyond the contact center, to deliver massive business results.

The CX Excellence Award winners demonstrated remarkable results in one of 6 categories:

Digital/AI Innovation - Honoring the adoption of AI for business including digital capabilities and conversational AI to respond to the needs of the brand, employee and consumer. The winners are Holiday Inn Club Vacations, MoneyGram, and Proofpoint, Inc.

Change Agents - Acknowledging the remarkably rapid adoption and implementation of digital CX best practices such as AI-powered analytics, the efficiency of roll-out and employee empowerment. The winners are Open Network Exchange and Eficasia.

Outstanding Cloud Implementation – Celebrating the flawless deployment of CXone’s scalable, cloud-native CX platform leading to exceptional omnichannel, digital CX. The winners are Marriott International and United Health Group.

Outstanding Customer Experience – Recognizing the steps taken to deliver a new digital CX standard. The winners are Charles Schwab & Co. and Banco do Brasil.

Outstanding Employee Engagement – Applauding significant advances in workforce engagement management and motivation strategies, empowering brands to do more with less. The winners are the County of San Diego and TD Bank.

Trailblazer of the Year – Showcases customers with exceptional success stories that have adopted cutting-edge solutions like Enlighten, and have proven to have the most effective use of AI or self-service. The winners are the City of Fort Worth and Dominion National.

Barak Eilam, CEO, NICE, said, “Brands today are faced with an ever-growing list of unique CX challenges amidst rapid digitization and AI adoption. These winners have responded to new consumer demands, adopting digital, AI and cloud capabilities to drive extraordinary experiences for their employees, customers and overall brand. Congratulations to all the winners for this well-deserved honor.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, media@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.